Caledonia Mining Corporation

(TSX: CAL, OTCQX: CALVF, AIM: CMCL)

Implementation of Share Consolidation

March 14, 2013: As previously announced, at a Special Meeting held on January 24th 2013, the shareholders of Caledonia Mining Corporation (“Caledonia”) approved the consolidation of Caledonia’s issued and outstanding common shares on the basis of one (1) post-consolidation common share for every ten (10) common shares issued (the “Consolidation”).

Caledonia now sets out the timetable for the implementation of the Consolidation. Subject to final regulatory approval and the filing of required documentation,

Caledonia’s shares are expected to commence trading on a post-Consolidated basis on the TSX, AIM and OTCQX exchanges at the opening of markets on April 12, 2013.

Non-registered shareholders who hold their shares via broker accounts will have the number of shares automatically adjusted for the Consolidation.

Letters of transmittal were previously mailed to shareholders who are registered directly with Caledonia (i.e. who hold physical share certificates) together with the notice of the Special Meeting. The Letter of Transmittal sets out the process by which registered shareholders should submit their existing share certificates so that they can receive new certificates which reflect the number of shares they will hold post-Consolidation. Registered shareholders should submit their share certificates together with a duly completed letter of transmittal to Caledonia’s transfer agent, Equity Financial Trust Company in accordance with the instructions on the letter of transmittal.

Additional copies of the letter of transmittal are available from Equity Financial Trust Company, Corporate Actions, 200 University Avenue, Suite 400, Toronto, Ontario M5H 4H1 (Tel: +1 416 361 0152).

Following the Consolidation, Caledonia’s ISIN will be CA12932K2020. The relevant SEDOLs and tickers for the Company’s respective stock quotations are as follows:

TSX

Ticker: CAL

AIM

SEDOL: B8DFKL8

Ticker: CMCL

OTCQX

SEDOL: B97Q3P9

Ticker: CALVF

Further information regarding Caledonia’s exploration activities and operations along with its latest financial statements and Management Discussion and Analysis may be found at www.caledoniamining.com.

Caledonia Mining Corporation Mark Learmonth Tel: + 27 11 447 2499 marklearmonth@caledoniamining.com	Canaccord Genuity Limited Andrew Chubb / Sebastian Jones Tel: + 44 20 7523 8000

Newgate Threadneedle Beth Harris / Adam Lloyd Tel: +44 20 7653 9850	CHF Investor Relations Jeremy Hill Tel : +1 416 868 1079 x 238 jeremy@chfir.com